Exhibit 99.1

DLocal Limited Announces 2021 Third Quarter Preliminary Financial Results

Montevideo, Uruguay, October 18, 2021 – DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology-first payments platform today announced preliminary financial and operating results for the third quarter ended September 30, 2021. We are in the process of finalizing our results for our fiscal quarter ended September 30, 2021. The following discussion presents our preliminary estimates.

Preliminary Estimates of Operating Results for the Three Months Ended September 30, 2021

We estimate our total payment volume, or TPV, for the three months ended September 30, 2021 to be between $1,780 million and $1,800 million, compared with $572 million for the same period of 2020, representing expected growth of between 211% and 215%.

We estimate our NRR1 for the three months ended September 30, 2021 to be between 175% and 180% , compared with 175% for the same period of 2020. Several merchants that we considered to be new merchants in the second quarter of 2021 are now classified as existing merchants in the third quarter of 2021.

Preliminary Estimates of Financial Results for the Three Months Ended September 30, 2021

We estimate our revenue for the three months ended September 30, 2021 to be between $67 million and $68 million, compared with $30.9 million for the same period of 2020, representing estimated growth of between 116.8% and 120.1%. We estimate this growth in revenue to be primarily attributable to the performance and continued growth of our enterprise merchants across most verticals, particularly in streaming, ride hailing, advertising, retail, SAAS and travel, while other verticals such as financial services are expected to remain relatively stable.

We estimate our Adjusted EBITDA for the three months ended September 30, 2021 to be between $25 million and $26 million, compared with $12.5 million for the same period of 2020, representing estimated growth of between 100.0% and 108.0%.

We estimate our Adjusted EBITDA Margin for the three months ended September 30, 2021 to be between 37.3% and 38.2% compared to 40.6% for the same period of 2020 and 44% for the three months ended June 30, 2021. We continued increasing our volumes with several of our largest merchants during the three months ended September 30, 2021, which decreased the ratio of revenues over TPV compared to the three months ended June 30, 2021, and we continued (and expect to continue) investing in our people, platform and technology as we structure our business for a sustainable path of growth, which in each case contributed to a lower Adjusted EBITDA Margin in the three months ended September 30, 2021 compared to the three months ended June 30, 2021.

1 “NRR” means net revenue retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the current period revenue by the prior period revenue. The prior period revenue is the revenue billed by us to all of our merchant customers in the corresponding period for the prior fiscal year. The current period revenue is the revenue billed by us in the corresponding period for the current fiscal year to the same merchant customers included in the calculation of the prior period revenue. Current period revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers on-boarded during the last 12 months.

We estimate our profit for the three months ended September 30, 2021 to be between $18 million and $19 million, compared with $8.6 million for the same period of 2020, representing estimated growth of between 109.3% and 120.9%.

Reconciliation of Adjusted EBITDA to profit for the period

	For the Three Months Ended September 30,
	2021	2021	2020
	Low	High
	(in millions of US$, except percentages)
	Estimated
Profit for the period	18.0	19.0	8.6
Income tax expense	2.6	2.6	0.9
Depreciation and amortization	1.4	1.4	0.3
Secondary offering expenses(1)	0.7	0.7	—
Transaction costs(2)	0.2	0.2	—
Share-based payment charges	2.7	2.7	0.1
Other operating loss	—	—	2.8
Other charges, net	(0.6)	(0.6)	(0.2)
Adjusted EBITDA	25.0	26.0	12.5
Revenues	67.0	68.0	30.9
Adjusted EBITDA Margin	37.3%	38.2%	40.6%

(1)	Corresponds to expenses assumed by dLocal in relation to a secondary offering of its shares.

(2)	Corresponds to certain non-recurring transaction costs.

Cautionary Statement Regarding Preliminary Estimated Results

This unaudited preliminary consolidated financial information for the three months ended September 30, 2021, is based upon our estimates and subject to completion of our quarter end financial results. Moreover, this preliminary financial information has been prepared solely on the basis of currently available information by, and is the responsibility of, management. This preliminary financial information is not a comprehensive statement of our consolidated financial results for the nine month or the three month period ended September 30, 2021. Price Waterhouse & Co. S.R.L has not audited, reviewed, compiled or applied agreed-upon procedures with respect to the preliminary financial information. Accordingly, Price Waterhouse & Co. S.R.L. does not express an opinion or any other form of assurance with respect thereto.

These preliminary estimated results for the three months ended September 30, 2021 are preliminary, unaudited and subject to completion. They reflect our management’s current views and may change as a result of our management’s review of results and other factors, including a wide variety of significant uncertainties. Such preliminary results for the three months ended September 30, 2021 are subject to the finalization and closing of our accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with IFRS. We caution you that these preliminary estimated results for the three months ended September 30, 2021 are not guarantees of future performance or outcomes and that actual results may differ materially from those described above.

Factors that could cause actual results to differ from those described above are set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” You should read this information together with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included elsewhere in this prospectus. We do not undertake any obligation to update publicly or to revise any forward-looking statements because of new information, future events or other factors.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in over 30 countries across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and payout processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment’s performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for profit for the periods presented in this report. dLocal also believes that its Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal’s performance measures may not be comparable to those of other entities.

Forward Looking Statements

This announcement contains certain forward-looking statements. These forward-looking statements convey our current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in our filings with the U.S. Securities and Exchange Commission. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Investor Relations Contact:
investor@dlocal.com

Media Contact:
marketing@dlocal.com

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